UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 13, 2017

Date of Report (Date of earliest event reported)

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. employer identification number)

410 17th Street, Suite 1400

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

(720) 440-6100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01                                           Regulation FD Disclosure.

On December 13, 2017, James Edwards, Director of Investor Relations of Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza Creek”), sent an email to certain stockholders of Bonanza Creek. A copy of that communication is furnished herewith as Exhibit 99.1 to this report.

Item 8.01                                           Other Events.

Item 7.01 above is incorporated by reference in this Item 8.01.

Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed merger pursuant to which Brook Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of SandRidge Energy, Inc., a Delaware corporation (“SandRidge”), will be merged with and into Bonanza Creek, with Bonanza Creek continuing as the surviving entity and wholly owned subsidiary of SandRidge (the “Merger”), including the expected timing of completion of the Merger; the benefits of the Merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•                  the risk that the Merger may not be completed in a timely manner or at all due to the failure to obtain the necessary approvals of Bonanza Creek’s or SandRidge’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•                  the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, dated November 14, 2017, among Bonanza Creek, SandRidge and Merger Sub;

•                  the outcome of any legal proceeding that may be instituted against Bonanza Creek and others following the announcement of the Merger;

•                  the amount of the costs, fees, expenses and charges related to the Merger;

•                  the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•                  the risk that the Merger may not advance the combined company’s business strategy;

•                  the risk that the combined company may experience difficulty integrating all employees or operations;

•                  the potential diversion of Bonanza Creek’s management’s attention resulting from the proposed Merger;

•                  further declines or volatility in the prices Bonanza Creek receives for its oil, natural gas liquids and natural gas;

•                  general economic conditions, whether internationally, nationally or in the regional and local market areas in which Bonanza Creek does business;

•                  ability of Bonanza Creek’s customers to meet their obligations to Bonanza Creek;

•                  Bonanza Creek’s access to capital;

•                  Bonanza Creek’s ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop Bonanza Creek’s undeveloped acreage positions;

•                  the presence or recoverability of estimated oil and natural gas reserves and the actual future sales volume rates and associated costs;

•                  uncertainties associated with estimates of proved oil and gas reserves;

•                  the possibility that the industry may be subject to future local, state, and federal regulatory or legislative actions (including additional taxes and changes in environmental regulation);

•                  environmental risks;

•                  seasonal weather conditions;

•                  lease stipulations;

•                  drilling and operating risks, including the risks associated with the employment of horizontal drilling techniques;

•                  Bonanza Creek’s ability to acquire adequate supplies of water for drilling and completion operations;

•                  availability of oilfield equipment, services and personnel;

•                  exploration and development risks;

•                  competition in the oil and natural gas industry;

•                  management’s ability to execute Bonanza Creek’s plans to meet its goals;

•                  Bonanza Creek’s ability to attract and retain key members of Bonanza Creek’s senior management and key technical employees;

•                  Bonanza Creek’s ability to maintain effective internal controls;

•                  access to adequate gathering systems and pipeline take-away capacity to provide adequate infrastructure for the products of Bonanza Creek’s drilling program;

•                  Bonanza Creek’s ability to secure firm transportation for oil and natural gas Bonanza Creek produces and to sell the oil and natural gas at market prices;

•                  costs and other risks associated with perfecting title for mineral rights in some of Bonanza Creek’s properties;

•                  continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage;

•                  other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations or pricing; and

•                  other factors identified in Bonanza Creek’s and SandRidge’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Bonanza Creek does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed business combination between Bonanza Creek and SandRidge. The proposed combination will be submitted to Bonanza Creek’s and SandRidge’s stockholders for their consideration and approval. In connection with the proposed combination, SandRidge has filed with the SEC a registration statement on Form S-4, which includes a preliminary prospectus of SandRidge and a preliminary joint proxy statement of Bonanza Creek and SandRidge. The registration statement has not yet become effective. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. This communication is not a substitute for the registration statement, proxy statement/prospectus or other document(s) that Bonanza Creek and/or SandRidge may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, SANDRIDGE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may also request copies of the documents filed with the SEC by Bonanza Creek by contacting Bonanza Creek’s Investor Relations. Investors may also request copies of the documents filed with the SEC by SandRidge by contacting SandRidge’s Investor Relations.

Certain Information Regarding Participants

Bonanza Creek, SandRidge and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Bonanza Creek’s directors and executive officers in its Current Reports on Form 8-K which were filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. You can find information about SandRidge’s directors and executive officers in its Definitive Proxy Statement, which was filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Bonanza Creek or SandRidge as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01                                           Exhibits.

(d)         Exhibits

Exhibit No.	Description

99.1	Email Communication, dated December 13, 2017 from James Edwards, Director of Investor Relations of Bonanza Creek.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bonanza Creek Energy, Inc.

December 13, 2017	By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary